

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Howard Lutnick
Chief Executive Officer
CF Acquisition Corp. VIII
110 East 59th Street
New York, NY 10022

> **Re: CF Acquisition Corp. VIII**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 29, 2023**
> **File No. 001-40206**

Dear Howard Lutnick:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures, page 32

1. Please revise to disclose the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services